UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 14D-9F
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
ARIZONA STAR RESOURCE CORP.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s incorporation or organization)
ARIZONA STAR RESOURCE CORP.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
040 59G 106
(CUSIP Number of Class of Securities)

Paul Parisotto
Arizona Star Resource Corp.
401 Bay Street
Suite 2700, PO Box 152
Toronto, Ontario M5H 2Y4
Canada
(416) 359-7800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
WITH COPIES TO:

Sander Grieve Fraser Milner Casgrain LLP 1 First Canadian Place 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 Canada (416) 863-4511	Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

PART 1 — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1.  Home Jurisdiction Documents
Item 2.  Informational Legends
     This Amendment No. 1 to Schedule 14D-9F amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F (as amended, the “Schedule 14D-9F”) filed with the U.S. Securities and Exchange Commission on November 9, 2007 by Arizona Star Resources Corp. (“Arizona Star”).
     The Schedule 14D-9F relates to the offer (the “offer”) by Barrick Gold Corporation, to purchase all of the outstanding common shares of Arizona Star which includes common shares that may become outstanding after the date of the offer but before the Expiry Time of the offer upon conversion, exchange or exercise of options or other securities of Arizona Star that are convertible or exchangeable or exerciseable for common shares. Under the terms of the offer, Arizona Star shareholders will receive C$18.00 in cash for each Arizona Star common share tendered. The offer is open for acceptance until 8:00 pm (Toronto time) on December 18, 2007, unless extended or withdrawn.
     Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Directors’ Circular filed as Part I of the initial 14D-9F.
The Director’s Circular is amended as follows:
     Notice to Shareholders in the United States (page 2 of the Directors’ Circular) is hereby replaced in its entirety with the following:
     “This tender offer is made for the securities of a foreign issuer and while the offer is subject to disclosure requirements of the country in which the subject issuer is incorporated or organized, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.
     The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the issuer is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.”

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibits:

1.1	Press release dated October 29, 2007

1.2	Support Agreement dated October 28, 2007

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1.  Undertaking
The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
Item 2.  Consent to Service of Process
At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARIZONA STAR RESOURCE CORP.
Dated: November 21, 2007
	By:	/s/ Paul Parisotto
		Name:	Paul Parisotto
		Title:	President & Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Press release dated October 29, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on October 29, 2007)

1.2	Support agreement dated October 28, 2007*

*  Previously filed